Exhibit 8

SUBSIDIARIES OF THE REGISTRANT

Name	Jurisdiction
VivoPower International Services Limited	Jersey
VivoPower USA, LLC	United States
VivoPower US-NC-31, LLC	United States
VivoPower US-NC-47, LLC	United States
VivoPower (USA) Development, LLC	United States
Caret, LLC (formerly Innovative Solar Ventures I, LLC)	United States
Caret Decimal, LLC	United States
VivoPower Pty Ltd	Australia
Aevitas O Holdings Pty Ltd	Australia
Aevitas Group Limited	Australia
Aevitas Holdings Pty Ltd	Australia
Electrical Engineering Group Pty Limited	Australia
Kenshaw Solar Pty Ltd (formerly J.A. Martin Electrical Pty Limited)	Australia
Kenshaw Electrical Pty Limited	Australia
Tembo EV Australia Pty Ltd*	Australia
VivoPower Philippines Inc.	Philippines
VivoPower RE Solutions Inc.	Philippines
V.V.P. Holdings Inc	Philippines
Tembo e-LV B.V.	Netherlands
Tembo 4x4 e-LV B.V.	Netherlands
FD 4x4 Centre B.V.	Netherlands
VivoPower International IMEA DMCC	United Arab Emirates
*Name changed to Tembo Technologies Pty Ltd on August 2023